Exhibit 2
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               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]


VIA FACSIMILE & U.S. MAIL


September 20, 2004

VIA FACSIMILE & U.S. MAIL

Mr. Leonhard Dreimann
Chief Executive Officer
Salton, Inc.
1955 Field Court
Lake Forest, IL  60045
Facsimile (847) 803-1186

Dear Mr. Dreinmann:


Our firm recently acquired 900,000 shares, representing approximately 7.9% of the outstanding shares of Salton, Inc. (the "Company" or "Salton"). In addition, we purchased significant stakes in the Company's debt securities as holders of both the 10 3/4% of 12/15/05 and the 12 1/4% of 4/15/08. Fortunately, for us, we purchased our debt holdings at a significant discount to both par and current trading levels following the announcement of disappointing third quarter results in May of 2004. Most or your bondholders and shareholders have not been so lucky. Your largest shareholder, Centre Partners, which holds two board seats, made a $40 million investment over 6 years ago in a non-interest bearing preferred security at a conversion price of $11.33, nearly 60% above last Friday's close. Some of your public investors have fared worse. In 2000, Salton traded at an average price of $34.20 after having reached a high of $60.875 in February of that year.

The series of disappointments unleashed by this management team reached a crescendo on May 11, 2004 when the Company released (the "Release") disappointing quarterly sales and failed to comply with the consolidated fixed charge ratio contained in its senior secured revolving credit facility, after which your stock dipped to $2.50 per share and your bonds plunged into the 40s.

A review of the Company's holder list compiled by Bloomberg through 13F filings made by certain institutional fund managers reveals that dozens of your institutional holders, fed up with management's blunders, and the prospect of bankruptcy, jettisoned their positions prior to the June 30th filing date. Following an exhaustive due diligence study, we analyzed Salton's bloated cost structure and concluded that the Company could achieve its goal of $40 million in cost savings offered in the Release.

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Accordingly, Third Point acquired a meaningful stake in the Company's debt and began acquiring stock all the while institutions such as Royce & Associates dry-heaved their stock holdings. We are pleased that Salton shares have risen nearly 100% from our early purchases.

Notwithstanding the Company's past bungling, we are encouraged by recent results and your success in turning the Company around from its nadir.

o We were impressed with the Company's swift action in resolving its short-term liquidity issues by obtaining a "vulture loan" from Silverpoint Finance LLC.
o We were encouraged to see domestic sales expand for the first time since 2002 in the Company's fourth quarter earnings release.
o We are pleased to learn that the $40 million in cost saving appear to be a fait accompli to recent statements made by management.

Accordingly, we believe the Company has ample options to refinance its 10.75% bond maturity due December 15, 2005. However, we urge the Company only to consider options that maximize value for all stakeholders. Based on our independent due diligence and as confirmed by our meeting with you in New York on September 8th, Salton is a company with tremendous asset value:

o    We believe that the Foreman Grill business is worth at least $400 million.
o The Company's 51 % stake in AMAP is worth at least $50 million in a "fire sale" scenario.
o We understand that European sales are profitable and generate between $30 mm to $35 mm of EBITDA, which at a bargain price of 6X should be worth in excess of $180 million.
o We also believe that Toastmaster, the UK warehouse facility and other assets could be worth in excess of $100 million for a total asset value north of $730 million.

Given our view that the "sum of the parts" of Salton is worth significantly more than the $400 million of debt outstanding (assuming and average draw on the revolver), we strongly oppose any restructuring scenario that would involve dilution to your shareholders through either issuance of equity at these levels, a convertible debt offering or exchange of equity for debt to current bondholders.

We believe that given the successful turnaround underway at Salton and the significant asset value in its brands (discussed above), the Company should wait and demonstrate improved operating results via continued cost-cutting initiatives and benefits from the new "grilleration" and pursue a comprehensive refinancing through a global credit facility to repay the

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debentures due in December 2005 and to meet its current operating needs.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Managing Member